This report on Form 6-K is hereby incorporated by

reference in any filing by Celulosa Arauco y Constitución

S.A. pursuant to the Securities Act of 1933.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For February 12, 2003

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

Avenida El Golf 150, 14th Floor

Santiago

Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☑                                                 Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                                                 No    ☑

ARAUCO AND CONSTITUTION PULP INC. (THE “COMPANY”)

REPORT ON FORM 6-K

TABLE OF CONTENTS

1.	A free English translation of a letter to the Chilean Superintendencia de Valores y Seguros, dated February 5, 2003.

(free translation of Spanish original)

Santiago, February 5, 2003

Mr. Superintendent

Superintendency of Securities and Insurance

RE.        Notice of Material Event

Of our consideration:

The undersigned, acting as Legal Counsel of the open stock corporation CELULOSA ARAUCO Y CONSTITUCIÓN S.A., both domiciled at Av. El Golf Nº 150, 14 floor, Las Condes, Santiago, a company registered in the Securities Registry under the No. 42, Tax payer No. 93,458,000-1, hereby notifies to the Superintendency the following material event with respect to the company and its shares. This notice is made pursuant to article 9 and article 10, paragraph 2 of the law No. 18,045.

On February 4, 2003, the company, acting through its Branch in Panama, has executed a syndicated loan agreement with a Syndicate of Banks headed by JP Morgan Chase Bank, for the amount of US$ 150,000,000. The proceeds of the loan will be used to refinance liabilities of the company and for other corporate purposes.

The term of the loan agreement is 5 years and the applicable interest rate is LIBOR plus a 0,85% annually.

We consider that the information described above will not have effects in our financial statements or in the value of the shares of the company.

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Edmundo Ernst Vallette

Legal Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

By:	/s/ Alejandro Pérez	By:	/s/ Matías Domeyko
Name: Alejandro Pérez Title: Chief Executive Officer		Name: Matías Domeyko Title: Chief Financial and Accounting Officer

Dated: February 12, 2003